Keith Ray Halls
1201 Clipston Drive
Prosper, Texas 75078

October 26, 2020

SHARING SERVICES GLOBAL CORPORATION
1700 Coit Road
Suite 100
Plano, Texas 75075
Attention: Board of Directors

RE: *Resignation Letter*

Board Members:

The purpose of this letter is to notify you of my resignation from the position that I hold as a member of the Board of Directors of Sharing Services Global Corporation (the "Company"), effectively immediately. Such resignation shall further include, and apply to, my position as the Chairman of the Board.

I further agree to immediately return to the Company all documents in my possession, custody or control which were either provided to me or which came into my possession in my capacity as a member of the Board of Directors (and/or as Chairman of the Board).

Sincerely Yours,

Keith Halls

Keith Ray Halls

cc: Cathy McCain, General Counsel